Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated January 17, 2019

Supplementing the Preliminary Prospectus Supplement, dated January 17, 2019

Registration No. 333-226709

HCA Inc.

$1,000,000,000 5.875% Senior Notes due 2029 (the “2029 notes”)

$500,000,000 5.625% Senior Notes due 2028 (the “2028 notes”)

Pricing Supplement

Pricing Supplement dated January 17, 2019 to HCA Inc.’s Preliminary Prospectus Supplement dated January 17, 2019. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Change to the Preliminary Prospectus Supplement

The Preliminary Prospectus Supplement contemplated the issuance of Senior Notes due 2029 (the “2029 notes”). In addition, the Issuer will be issuing $500,000,000 5.625% Senior Notes due 2028 (the “2028 notes”) that will be issued as additional notes under the indenture dated August 1, 2011, as supplemented by the twentieth supplemental indenture dated August 23, 2018 (the “Existing Supplemental 2028 Indenture”) pursuant to which $1,000,000,000 aggregate principal amount of 5.625% Senior Notes due 2028 were issued on August 23, 2018. The Existing Supplemental 2028 Indenture can be accessed at https://www.sec.gov/Archives/edgar/data/860730/000119312518256366/d613143dex43.htm. The proceeds received from the 2028 notes will be used for general corporate purposes, which may include acquisitions. Corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement.

Terms Applicable to the 2029 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$1,000,000,000

Title of Security	5.875% Senior Notes due 2029

Maturity	February 1, 2029

Spread to Treasury	313 basis points

Benchmark Treasury	UST 3.125% due November 15, 2028

Coupon	5.875%

Public Offering Price	100.000% plus accrued interest, if any, from January 30, 2019

Yield to Maturity	5.875%

Interest Payment Dates	February 1 and August 1 of each year, beginning on August 1, 2019

Record Dates	January 15 and July 15 of each year

Gross Proceeds	$1,000,000,000

Net Proceeds to Issuer before Expenses	$990,000,000

CUSIP/ISIN Numbers	CUSIP: 404119 BW8 ISIN: US404119BW86

Optional Redemption

Prior to August 1, 2028, the 2029 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2029 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (i) the payment on August 1, 2028 of principal of the 2029 notes to be redeemed and (ii) the payment of the remaining scheduled payments through August 1, 2028 of interest on the 2029 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On and after August 1, 2028, the 2029 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2029 notes plus accrued and unpaid interest, if any, to such redemption date.

Settlement Date:

January 30, 2019 (T+8)

We expect that delivery of the notes will be made to investors on or about January 30, 2019, which will be the eighth business day following the date of this pricing term sheet (such settlement being referred to as “T+8”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+8, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Terms Applicable to the 2028 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$500,000,000

Title of Security

5.625% Senior Notes due 2028

The 2028 notes offered hereby will be treated as a single series with the Issuer’s $1.0 billion aggregate principal amount of 5.625% Senior Notes due 2028 issued on August 23, 2018 (the “existing 2028 notes”, and together with the 2028 notes offered hereby, the “2028 notes”) for all purposes under the indenture and will have identical terms with the existing notes, other than their issue date and public offering price. The 2028 notes offered hereby will have the same CUSIP and ISIN numbers as, and will vote together and will be fungible with, the existing 2028 notes immediately upon issuance.

Maturity	September 1, 2028

Spread to Treasury	302 basis points (from yield to worst)

Benchmark Treasury	UST 2.875% due August 15, 2028

Coupon	5.625%

Public Offering Price	99.000% plus accrued interest from August 23, 2018 to the Settlement Date.

Yield to Maturity	5.761%

Interest Payment Dates	March 1 and September 1 of each year, beginning on March 1, 2019

Record Dates	February 15 and August 15 of each year

Gross Proceeds	$495,000,000

Net Proceeds to Issuer before Expenses	$490,000,000

CUSIP/ISIN Numbers	CUSIP: 404121 AJ4 ISIN: US404121AJ49

Optional Redemption

Prior to March 1, 2028, the 2028 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the 2028 notes to be redeemed, and

(ii)  an amount equal to the sum of the present value of (i) the payment on March 1, 2028 of principal of the 2028 notes to be redeemed and (ii) the payment of the remaining scheduled payments through March 1, 2028 of interest on the 2028 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On and after March 1, 2028, the 2028 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2028 notes plus accrued and unpaid interest, if any, to such redemption date.

Settlement Date:	January 22, 2019 (T+2)

Changes to Preliminary Prospectus Supplement

Please see the section titled “Certain United States Federal Tax Consequences” in the Preliminary Prospectus Supplement (as defined herein) for a discussion of certain United States federal income tax consequences to “U.S. holders” (as defined therein) of the purchase, ownership and disposition of the 2029 notes and the 2028 notes offered hereby. The following discussion supplements and, to the extent inconsistent therewith, replaces the discussion in such section as it relates to U.S. holders that purchase the 2028 notes offered hereby at the offering price in this offering and hold the 2028 notes offered hereby as capital assets.

A portion of the price paid for the 2028 notes offered hereby will be attributable to interest that accrued prior to the date the 2028 notes offered hereby are issued (“pre-issuance accrued interest”). While not free from doubt, we intend to treat the 2028 notes offered hereby as having been purchased for a price that does not include any pre-issuance accrued interest. Accordingly, we will treat a portion of the first stated interest payment on the 2028 notes offered hereby as a non-taxable return of such pre-issuance accrued interest, and not as a payment of interest on the 2028 notes offered hereby. Subject to the discussion of amortizable bond premium below, if you are a U.S. holder, the stated interest you receive on the 2028 notes offered hereby (other than any amounts representing pre-issuance accrued interest in respect of the 2028 notes offered hereby, which will be excluded from income) will generally be subject to U.S. federal income taxation and will be considered ordinary interest income on which you will be taxed at the time it is received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

A U.S. holder will be considered to have purchased a 2028 note offered hereby with bond premium equal to the excess of the purchase price (excluding the amount attributable to any pre-issuance accrued interest) over the stated principal amount of a 2028 note offered hereby and may generally (subject to the following sentence) elect to amortize any such bond premium as an offset to stated interest income, using a constant yield method, over the remaining term of a 2028 note offered hereby. Because the 2028 notes offered hereby may be redeemed prior to maturity at a premium, special rules apply that may reduce, defer or eliminate the amount of bond premium that a U.S. Holder may amortize with respect to a 2028 note offered hereby. Such election, once made, generally applies to all bonds held or subsequently acquired by the U.S. holder on or after the first taxable year for which the election applies and may not be revoked without the consent of the IRS. A U.S. holder that elects to amortize such bond premium must reduce its tax basis in a 2028 note offered hereby by the amount of the bond premium amortized during its holding period.

A U.S. holder’s adjusted tax basis in a 2028 note offered hereby generally will equal the cost of a 2028 note offered hereby to such U.S. holder (excluding the amount attributable to any pre-issuance accrued interest), reduced by the amount of any bond premium previously amortized in respect of the 2028 notes offered hereby.

Upon the sale, exchange, retirement, redemption, or other taxable disposition of a 2028 note offered hereby, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, exchange, retirement, redemption or other disposition (less an amount equal to any accrued and unpaid stated interest (including any pre-issuance accrued interest), which will be treated in the manner described above) and the adjusted tax basis of the 2028 note.

Terms Applicable to the 2029 notes and the 2028 notes

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	January 17, 2019

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $1,478,000,000.

We intend to use the net proceeds of this offering for general corporate purposes, which may include acquisitions.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-226709)

Joint Book-Running Managers

UBS Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers	Capital One Securities, Inc. Mizuho Securities USA LLC Fifth Third Securities, Inc. MUFG Securities Americas Inc. Regions Securities LLC Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Healthcare, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained from UBS Securities LLC, Attention: Anna Mercatili, 1285 Avenue of the Americas, New York, NY 10019, telephone: 203-719-3343, facsimile: 212-821-4043 or by emailing anna.mercatili@ubs.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.